UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                       PEGASUS COMMUNICATIONS CORPORATION
                       ----------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------------
                         (Title of Class of Securities)


                                   705904 10 0
                                   -----------
                                 (CUSIP Number)


                                 AUGUST 1, 2003
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 705904 10 0           SCHEDULE 13G                        Page 2 of 11


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         DBS Investors, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power                     0
Beneficially            (6)     Shared Voting Power             550,000
Owned by Each           (7)     Sole Dispositive Power                0
Reporting Person        (8)     Shared Dispositive Power        550,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         550,000 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

          10.3% (2)
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------
------------------------
1 Represents 550,000 shares of Class A Common Stock (as defined in Item 2) issuable upon the exchange, on a one-for-one basis and under certain circumstances set forth in the Warrant Agreement (as defined in Item 4), of 550,000 shares of the Non-Voting Common Stock (as defined in Item 4), which are in turn issuable upon exercise of 550,000 warrants acquired by the Reporting Persons pursuant to the Warrant Agreement. The number of shares of Non-Voting Common Stock issuable upon exercise of each warrant may increase under certain circumstances set forth in the Warrant Agreement.

2 Based on a total number of 4,777,618 shares of Class A Common Stock outstanding as of August 6, 2003, which number was provided by the Issuer.

CUSIP NO. 705904 10 0           SCHEDULE 13G                        Page 3 of 11


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pegasus Partners II, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power                     0
Beneficially            (6)     Shared Voting Power             550,000
Owned by Each           (7)     Sole Dispositive Power                0
Reporting Person        (8)     Shared Dispositive Power        550,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         550,000 (3)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

          10.3% (4)
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         PN
--------------------------------------------------------------------------------
------------------------
3 Represents 550,000 shares of Class A Common Stock (as defined in Item 2) issuable upon the exchange, on a one-for-one basis and under certain circumstances set forth in the Warrant Agreement (as defined in Item 4), of 550,000 shares of the Non-Voting Common Stock (as defined in Item 4), which are in turn issuable upon exercise of 550,000 warrants acquired by the Reporting Persons pursuant to the Warrant Agreement. The number of shares of Non-Voting Common Stock issuable upon exercise of each warrant may increase under certain circumstances set forth in the Warrant Agreement.

4 Based on a total number of 4,777,618 shares of Class A Common Stock outstanding as of August 6, 2003, which number was provided by the Issuer.

CUSIP NO. 705904 10 0           SCHEDULE 13G                        Page 4 of 11


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pegasus Investors II, LP
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power                     0
Beneficially            (6)     Shared Voting Power             550,000
Owned by Each           (7)     Sole Dispositive Power                0
Reporting Person        (8)     Shared Dispositive Power        550,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         550,000 (5)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

          10.3% (6)
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         PN
--------------------------------------------------------------------------------
------------------------
5 Represents 550,000 shares of Class A Common Stock (as defined in Item 2) issuable upon the exchange, on a one-for-one basis and under certain circumstances set forth in the Warrant Agreement (as defined in Item 4), of 550,000 shares of the Non-Voting Common Stock (as defined in Item 4), which are in turn issuable upon exercise of 550,000 warrants acquired by the Reporting Persons pursuant to the Warrant Agreement. The number of shares of Non-Voting Common Stock issuable upon exercise of each warrant may increase under certain circumstances set forth in the Warrant Agreement.

6 Based on a total number of 4,777,618 shares of Class A Common Stock outstanding as of August 6, 2003, which number was provided by the Issuer.

CUSIP NO. 705904 10 0           SCHEDULE 13G                        Page 5 of 11


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pegasus Investors II GP, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power                     0
Beneficially            (6)     Shared Voting Power             550,000
Owned by Each           (7)     Sole Dispositive Power                0
Reporting Person        (8)     Shared Dispositive Power        550,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         550,000 (7)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

          10.3% (8)
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------
------------------------
7 Represents 550,000 shares of Class A Common Stock (as defined in Item 2) issuable upon the exchange, on a one-for-one basis and under certain circumstances set forth in the Warrant Agreement (as defined in Item 4), of 550,000 shares of the Non-Voting Common Stock (as defined in Item 4), which are in turn issuable upon exercise of 550,000 warrants acquired by the Reporting Persons pursuant to the Warrant Agreement. The number of shares of Non-Voting Common Stock issuable upon exercise of each warrant may increase under certain circumstances set forth in the Warrant Agreement.

8 Based on a total number of 4,777,618 shares of Class A Common Stock outstanding as of August 6, 2003, which number was provided by the Issuer.

CUSIP NO. 705904 10 0           SCHEDULE 13G                        Page 6 of 11


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pegasus Capital LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Conenecticut
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power                     0
Beneficially            (6)     Shared Voting Power             550,000
Owned by Each           (7)     Sole Dispositive Power                0
Reporting Person        (8)     Shared Dispositive Power        550,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         550,000 (9)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

          10.3% (10)
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------
------------------------
9 Represents 550,000 shares of Class A Common Stock (as defined in Item 2) issuable upon the exchange, on a one-for-one basis and under certain circumstances set forth in the Warrant Agreement (as defined in Item 4), of 550,000 shares of the Non-Voting Common Stock (as defined in Item 4), which are in turn issuable upon exercise of 550,000 warrants acquired by the Reporting Persons pursuant to the Warrant Agreement. The number of shares of Non-Voting Common Stock issuable upon exercise of each warrant may increase under certain circumstances set forth in the Warrant Agreement.

10 Based on a total number of 4,777,618 shares of Class A Common Stock outstanding as of August 6, 2003, which number was provided by the Issuer.

CUSIP NO. 705904 10 0           SCHEDULE 13G                        Page 7 of 11


Item 1.           (a)      NAME OF ISSUER

                  Pegasus Communications Corporation

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  225 City Line Avenue, Suite 200
                  Bala Cynwyd, PA  19004

Item 2.           (a)      NAMES OF PERSONS FILING

                  DBS Investors, LLC ("DBS")
                  Pegasus Partners II, L.P. ("Pegasus Partners")
                  Pegasus Investors II, LP ("Pegasus Investors")
                  Pegasus Investors II GP, LLC ("Pegasus")
                  Pegasus Capital LLC ("Pegasus Capital")

                  All the above set forth in this Item 2(a), collectively the "Reporting Persons".


                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  c/o Pegasus Partners II, L.P.
                  99 River Road
                  Cos Cob, CT 06807-2514

                  (c)      CITIZENSHIP

                  DBS - Delaware
                  Pegasus Partners - Delaware
                  Pegasus Investors - Delaware
                  Pegasus - Delaware
                  Pegasus Capital - Connecticut

                  (d)      TITLE OF CLASS OF SECURITIES

                  Class A Common Stock, par value $0.01 per share (the "Class A Common Stock")

                  (e)      CUSIP NUMBER

                  705904 10 0

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c) (c).

CUSIP NO. 705904 10 0           SCHEDULE 13G                        Page 8 of 11


Item 4. As of August 1, 2003, DBS Investors, LLC directly beneficially owned 550,000 warrants, exercisable for 550,000 shares of Issuer's Non-Voting Common Stock, par value $0.01 per share (the "Non-Voting Common Stock"), which are exchangeable, on a one-for-one basis, into 550,000 shares of the Class A Common Stock (the "Shares"), under certain circumstances set forth in the Warrant and Investor Rights Agreement (the "Warrant Agreement"), dated as of April 2, 2003 and amended on July 30, 2003 and August 1, 2003, among the Issuer and the parties named therein, or 10.3% of the issued and outstanding shares of Class A Common Stock. The number of shares of Non-Voting Common Stock issuable upon exercise of each warrant may increase under certain circumstances set forth in the Warrant Agreement.

                  Pegasus Partners is the sole member of DBS. Pegasus Investors is the general partner of Pegasus Partners. Pegasus is the general partner of Pegasus Investors. Pegasus is wholly owned by Pegasus Capital, which is controlled by Craig Cogut. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and power to direct the disposition of the Shares. Accordingly, each of the Reporting Persons may be deemed to own beneficially all of the Shares or 10.3% of the issued and outstanding Shares of Class A Common Stock.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  See Item 4.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

CUSIP NO. 705904 10 0           SCHEDULE 13G                        Page 9 of 11


Item 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 705904 10 0           SCHEDULE 13G                       Page 10 of 11


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of August 11, 2003


                                   DBS INVESTORS, LLC


                                   By:  /s/ Jonathan I. Berger
                                        ---------------------------------------
                                        Name:   Jonathan I. Berger
                                        Title:  President and Secretary


                                   PEGASUS PARTNERS II, L.P.


                                   By:  Pegasus Investors II, LP
                                        Its general partner

                                   By:  Pegasus Investors II GP, LLC
                                        Its general partner


                                   By:  /s/ Jonathan I. Berger
                                        ---------------------------------------
                                        Name:   Jonathan I. Berger
                                        Title:  Vice President


                                   PEGASUS INVESTORS II, LP


                                   By:  Pegasus Investors II GP, LLC
                                        Its general partner


                                   By:  /s/ Jonathan I. Berger
                                        ---------------------------------------
                                        Name:   Jonathan I. Berger
                                        Title:  Vice President


                                   PEGASUS INVESTORS II GP, LLC


                                   By:  /s/ Jonathan I. Berger
                                        ---------------------------------------
                                        Name:   Jonathan I. Berger
                                        Title:  Vice President

CUSIP NO. 705904 10 0           SCHEDULE 13G                       Page 11 of 11


                                   PEGASUS CAPITAL LLC


                                   By:  /s/ Craig Cogut
                                        ---------------------------------------
                                        Name:   Craig Cogut
                                        Title:  Managing Member